CADRE HOLDINGS, INC.

13386 International Parkway

Jacksonville, Florida 32218

August 5, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cadre Holdings, Inc.
Registration Statement on Form S-1
File No. 333-257849

Ladies and Gentlemen:

Reference is hereby made to the acceleration request letter submitted by Cadre Holdings, Inc. (the “Company”), dated August 2, 2021 (the “Acceleration Request”), pursuant to Rule 461 under the Securities Act of 1933, as amended, requesting effectiveness at 4:00 p.m. Eastern Time on August 4, 2021, or as soon thereafter as practicable, of the Company’s Registration Statement on Form S-1, File No. 333-257849 (the “Registration Statement”).

The Company hereby withdraws its Acceleration Request in connection with the Registration Statement.

Very truly yours,

Cadre Holdings, Inc.

By:	/s/ Blaine Browers
Blaine Browers
Chief Financial Officer

cc:	Warren B. Kanders, Cadre Holdings, Inc.
Robert L. Lawrence, Kane Kessler, P.C.
Robert E. Buckholz, Sullivan & Cromwell LLP
Ekaterina Roze, Sullivan & Cromwell LLP